June 2, 2025

VIA EDGAR
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Ranjit Singh Pawar
                 Shannon Buskirk

                 Re:       COVENANT LOGISTICS GROUP, INC.
                              Form 10-K for the Year Ended December 31, 2024
                              Filed February 28, 2025
                              File No. 001-42192

Dear Ladies and Gentlemen:

This letter responds to your letter dated May 22, 2025, in which you set forth comments of the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff (the “Staff”) relating to the financial statements and related disclosures included in the Form 10-K for the fiscal year ended December 31, 2024.  For ease of reference, we have reproduced the Staff’s comments in their entirety.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Segment Operations, page 36

1. We note from your disclosure in Note 17. Segment Information that segment operating income is your reported measure of segment profit or loss. Please explain why the operating income for each of your reportable segments reported and discussed within Management's Discussion and Analysis on page 36 is different than the segment operating income reported in Note 17 on page 77. In your response, address whether the CODM uses multiple measures of segment profit or loss and your consideration of the disclosure guidance in ASC 280-10-50-28 through paragraph 50-28C.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities & Exchange Commission
June 2, 2025

Response:

Going forward we will disclose segment operating income in conformity with ASC 280 within Management’s Discussion and Analysis for our reportable segments.
Our CODM uses segment operating income to measure segment profit or loss in assessing performance and deciding how to allocate resources. In accordance with ASC 280-10-50-28, the measure used to evaluate segment performance that aligns most consistently with the measurement principles within its consolidated financial statements is segment operating income.

Item 8. Financial Statements and Supplementary Data
Note 1. Summary of Significant Accounting Policies: Revenue Recognition, page 60

2. We note that you revised your disclosure of the revenue recognition policy for the Managed Freight reportable segment during fiscal year 2023. Managed Freight revenues are now recognized proportionally as services are provided based on a percentage of completion method using the estimated time elapsed as of the period end as compared to previously recognizing revenue upon completion of the services provided. Please respond to the following:

• Tell us why you changed your revenue recognition policy and support the basis for the change in the timing of revenue recognition for Managed Freight services with reference to FASB ASC 606.
• Explain how you considered the guidance in FASB ASC 250-10 and the related required disclosures when presenting this change in accounting policy.

Response:

The Company respectfully advises the Staff that, during the preparation of the financial statements for the year ended December 31, 2023, it inadvertently disclosed the Managed Freight reportable segment revenue as being recognized upon completion of services, rather than proportionally as services were provided based on a percentage-of-completion method using the estimated time elapsed as of period end. The Company notes that there was no change in the methodology used to recognize revenue from 2022 to 2023.

In updating the disclosure, the Company considered the guidance in ASC 250-10-45-23 and ASC 250-10-50-7 and concluded that the disclosure change was immaterial as there was no material difference in the amount of revenue recognized for the Managed Freight reportable segment between the two methods, thus the financial statements were materially correct.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities & Exchange Commission
June 2, 2025

Item 8. Financial Statements and Supplementary Data
Note 17. Segment Information, page 76

3. In future filings, please revise to present a reconciliation of the total of your reportable segments' measures of profit or loss to your consolidated income before income taxes and discontinued operations, in accordance with ASC 280-10-50-30(b).

Response:

The Company will revise its future disclosures in Note 17. Segment Information to reconcile the total of our reportable segments' measures of profit or loss to our consolidated income before income taxes and discontinued operations, in accordance with ASC 280-10-50-30(b).

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (423) 463-3221 or tgrant@covenantlogistics.com

Sincerely,

/s/ James S. Grant
James S. Grant
Executive Vice President and Chief Financial Officer

c: Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.